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Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 7, 2007
Relating to Preliminary Prospectus dated October 24, 2007
Registration Statement No. 333-145813

        This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 24, 2007 relating to this offering (the "Preliminary Prospectus"), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-145813) relating to these securities. The most recent Registration Statement can be accessed through the following link:
 http://sec.gov/Archives/edgar/data/1410064/000104746907008550/a2180573zs-1a.htm

        The following information supplements and updates the information contained in the Preliminary Prospectus:

Common stock offered by us:	5,000,000 shares (excluding option to purchase up to 750,000 additional shares to cover over-allotments).
Initial public offering price per share:	Anticipated to be $10.00. This represents a price per share below the price range of $14.00 to $16.00 indicated in the Preliminary Prospectus.
Indication of Interest from Certain Existing Stockholders:
Entities affiliated with MPM Capital and OrbiMed Advisors, LLC, two of our principal stockholders, have indicated an interest in purchasing up to an aggregate of 600,000 shares of common stock in this offering at the assumed initial public offering price of $10.00 per share. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares of common stock in this offering.
Net proceeds to us:
Approximately $44.6 million, or approximately $51.5 million if the underwriters exercise their right to purchase additional shares of common stock to cover any over-allotments in full, based upon the assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.
Use of proceeds:	The net proceeds that we will receive from this offering will be less than the estimated net proceeds set forth under the caption "Use of Proceeds" in the Preliminary Prospectus.
We currently expect to use the net proceeds from this offering as follows:
• approximately $14.7 million to fund research and development activities other than external clinical trial expenses;
• approximately $18.7 million to fund external clinical trial activities, including funding manufacturing expenses related to the clinical development of our product candidates; and
• approximately $11.2 million to fund general and administrative expenses, working capital needs and other general corporate purposes

We may also use a portion of proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.
Pro forma as adjusted balance sheet data:
Based on an initial public offering price of $10.00 per share, as of June 30, 2007, on a pro forma as adjusted basis: cash, cash equivalents and marketable securities would have been approximately $79.8 million, total assets would have been approximately $86.8 million, working capital would have been approximately $70.2 million, and total stockholders' equity would have been approximately $50.7 million.
Pro forma as adjusted capitalization:
Based on an initial public offering price of $10.00 per share, as of June 30, 2007, on a pro forma as adjusted basis, cash, cash equivalents and marketable securities would have been approximately $79.8 million, additional paid-in capital would have been approximately $158.0 million, total stockholders' equity would have been approximately $50.7 million and total capitalization would have been approximately $55.8 million.
Dilution:
After giving effect to the sale of common stock offered in this offering at an initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2007 would have been approximately $50.7 million, or approximately $2.89 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.40 per share to existing stockholders, and an immediate dilution of $7.11 per share to investors participating in this offering. Based on an initial public offering price of $10.00, the investors purchasing shares of common stock in this offering will have purchased approximately 31.1% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 28.5% of the total consideration paid for our common stock.

If the underwriters exercise their option in full to purchase 750,000 additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after this offering would be $3.15 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $2.66 per share and the pro forma dilution to new investors purchasing common stock in this offering would be $6.85 per share.
Severance and change of control benefits:
The following table estimates the value of the vesting acceleration provisions provided by the executive employment agreements described in the Preliminary Prospectus with respect to each named executive officer in the event of a termination described in the Preliminary Prospectus.
	Change of Control		No Change of Control
Name	Equity Acceleration ($)(1)		Equity Acceleration ($)(1)
Paul Goddard, Ph.D.	2,122,890		488,581
Peter Milner, M.D.	279,743		—
John Varian	189,580		—
Daniel Canafax, Pharm. D.	418,750	(2)	69,787	(2)

      (1)
      Calculated based on a change of control taking place as of December 31, 2006 and assuming a price per share of $10.00, which is the assumed initial public offering price.

      (2)
      Calculated based on a change of control taking place as of February 15, 2007 and assuming a price per share of $10.00, which is the assumed initial public offering price.

Outstanding equity awards at December 31, 2006:	The following table shows, for the year ended December 31, 2006, the market value of shares or units of stock that had not vested at year end for our named executive officers, calculated assuming a price per share of $10.00, which is the initial public offering price, multiplied by the number of unvested shares.

Name	Market Value of Shares or Units of Stock That Have Not Vested ($)
Paul Goddard, Ph.D.	250,000

Principal Stockholders:	The following table sets forth information with respect to the beneficial ownership of common stock as of June 30, 2007 after giving effect to the sale of 5,000,000 shares of common stock in this offering for each person known by us to beneficially own more than 5% of our common stock, each of our directors, each of our named executive officers, and all of our directors and executive officers as a group.
	Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Before Offering	After Offering(1)
5% Stockholders
Entities affiliated with MPM Capital	26.1%	18.7%
Nomura Phase4 Ventures LP	19.5	14.0
Entities affiliated with OrbiMed Advisors LLC	14.6	10.4
Executive Officers and Directors
Paul Goddard, Ph.D.	2.7	2.0
Peter G. Milner, M.D.	3.2	2.3
Pascal Druzgala, Ph.D.	2.4	1.7
John Varian	1.1	*
David Nagler	*	*
Daniel Canafax, Pharm., D.	*	*
Robert Adelman, M.D.	14.6	10.5
Lars Ekman, M.D., Ph.D.	*	*
Keith R. Leonard	*	*
Herm Rosenman	*	*
Paul Sekhri	*	*
Nick Simon	26.3	18.8
All executive officers and directors as a group (12 persons)	48.8%	36.8%

*
Represents beneficial ownership of less than 1%

(1)
Entities affiliated with MPM Capital and OrbiMed Advisors, LLC, two of our principal stockholders, have indicated an interest in purchasing up to an aggregate of 600,000 shares of common stock in this offering at the assumed initial public offering price of $10.00 per share. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares of common stock in this offering. Percentages represented in this column do not reflect potential purchases by these existing stockholders.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 866-718-1649 or you may e-mail a request to prospectus@morganstanley.com.

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  Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated November 7, 2007 Relating to Preliminary Prospectus dated October 24, 2007 Registration Statement No. 333-145813